UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C.  20549


                                  FORM 11-K



 X  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES AND EXCHANGE ACT
---                               OF 1934

                 For the fiscal year ended December 31, 2006

                                     OR

   TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF
---                                1934

               For the transition period from   N/A   to   N/A


                        COMMISSION FILE NUMBER 1-5046


                             CON-WAY 401(K) PLAN

                                Con-way Inc.

                    Incorporated in the State of Delaware
                I.R.S. Employer Identification No. 94-1444798
          2855 Campus Drive, Suite 300, San Mateo, California  94403
                       Telephone Number (650) 378-5200


                                 SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons administering the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                             Con-way 401(k) Plan

June 27, 2007                /s/  Mark C. Thickpenny
                             ----------------------------
                             Mark C. Thickpenny
                             Chairman, Con-way Inc.
                             Administrative Committee







                              CON-WAY 401(K) PLAN
         (Formerly the Menlo Worldwide Forwarding, Inc. Savings Plan)


               FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

                         December 31, 2006 and 2005

       (With Report of Independent Registered Public Accounting Firm)










                             CON-WAY 401(K) PLAN

                          December 31, 2006 and 2005



                                    Index



                                                                    Page

Report of Independent Registered Public Accounting Firm               1

Financial Statements:

  Statements of Net Assets Available for Benefits - December 31,
    2006 and 2005                                                     2

  Statement of Changes in Net Assets Available for Benefits -
    Year Ended December 31, 2006                                      3

Notes to Financial Statements                                         4

Supplemental Schedule

Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as
  of December 31, 2006                                               10




            Report of Independent Registered Public Accounting Firm



The Board of Directors
Con-way Inc.:


We have audited the accompanying statements of net assets available for benefits of the Con-way 401(k) Plan (formerly the Menlo Worldwide Forwarding, Inc. Savings Plan) as of December 31, 2006 and 2005, and the related statement
of changes in net assets available  for  benefits  for  the year   ended
December 31,   2006.   These   financial  statements  are  the responsibility
of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006 and 2005, and the changes in its net assets available for benefits for the year ended December 31, 2006, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects, in relation to the basic financial statements taken as a whole.



                                     /s/  KPMG LLP


Portland, Oregon
June 27, 2007



                              CON-WAY 401(K) PLAN
                  Statements of Net Assets Available for Benefits



                                                       December 31
                                              ----------------------------
                                                   2006          2005
                                              -------------  -------------
Assets:
   Investments, at fair value:
     Shares in registered investment
       companies                              $  7,090,672   $  7,960,308
     Common trust funds                          2,254,014      2,180,898
     Con-way Common Stock                          600,375      1,003,527
     Con-way Preferred Stock                       878,551      1,090,888
   Investments, at cost:
     Participant loans                              51,247         86,049
                                              -------------  -------------
          Total investments                     10,874,859     12,321,670
                                              -------------  -------------
          Net assets available for benefits   $ 10,874,859   $ 12,321,670
                                              =============  =============


                 See accompanying notes to financial statements.



                              CON-WAY 401(K) PLAN
             Statement of Changes in Net Assets Available for Benefits



                                               Year Ended
                                               December 31,
                                                   2006
                                              -------------
Additions (deductions):
   Allocation of preferred shares to
     participants at fair value (note 1)      $     80,210
   Dividend and interest income                     55,998
   Net appreciation in fair value of
     investments (note 3)                          782,359
   Distributions to participants                (2,365,378)
                                              -------------
          Total additions (deductions)          (1,446,811)
                                              -------------
Net assets available for benefits,
   beginning of year                          $ 12,321,670
                                              -------------
Net assets available for benefits,
   end of year                                $ 10,874,859
                                              =============


                 See accompanying notes to financial statements.




                             CON-WAY 401(K) PLAN
                         Notes to Financial Statements
                          December 31, 2006 and 2005


(1) Description of Plan

    The following description of the Con-way 401(k) Plan (the Plan), formerly the Menlo Worldwide Forwarding, Inc. Savings Plan, is provided for general information purposes only. Participants should refer to the Con-way Employee Benefits Handbook or the Plan document for more complete information.

    The term "Con-way" or "Company" refers to Con-way Inc., formerly CNF Inc., and subsidiaries. In April 2006, shareholders approved management's proposal to change the Company's name to Con-way Inc. from CNF Inc.

    (a) General

       The Plan is a defined contribution plan and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). Overall responsibility for administering the Plan rests with the Con-way Inc. Administrative Committee (the Committee), which is appointed by the Chief Executive Officer of Con-way. Menlo Worldwide Forwarding, Inc. was an indirect wholly owned subsidiary of Con-way that was sold in December 2004, as discussed below. The Plan's trustee, T. Rowe Price Trust Company (the Trustee), is responsible for the management and control of the Plan's assets, which are held in individual participant investment accounts (collectively known as the Trust).

       In December 2004, Con-way completed the sale of Menlo Worldwide Forwarding, Inc. and its subsidiaries and Menlo Worldwide Expedite!, Inc. (collectively referred to as MWF) to United Parcel Service, Inc.
       (UPS). The active employees of MWF ceased participation in the Plan as of the sale date and were permitted to transfer their Plan account balances to a UPS-sponsored defined contribution plan.

       In September 2000, the pilots of Emery Worldwide Airlines (EWA), a wholly owned subsidiary of Con-way, ceased participation in the Con-way Retirement Savings Plan (RSP), formerly the Con-way Thrift and Stock Plan, and their elective deferrals began being contributed to the Plan. The pilots' vested balances in the RSP were transferred to the Plan in December 2000.

    (b) Amendments

       In November 2006, the Committee approved the proposal to change the name of the plan from the Menlo Worldwide Forwarding, Inc. Savings Plan to the Con-way 401(k) Plan.

       For amendments  effective  January  1,  2007,  see  note 6, Subsequent
       Event.

    (c) Eligibility

       Since the sale of MWF in December 2004, there have been no active employees eligible for the Plan. Employees were eligible to participate in the Plan if they were covered by a collective bargaining unit that specifically provided for participation in the Plan. Employees were eligible to participate in the Plan upon hire if they were regular full-time employees. Supplemental or part-time employees became eligible upon completion of one year of service during which the employee worked 750 hours.

    (d) Contributions

       Prior to the sale of MWF in December 2004, participants could contribute up to 50% of their compensation into the Plan, and could direct contributions to any one or more of the investment funds offered under the Plan. Con-way made no matching contributions for participants of the Plan.

       Participants who formerly participated in the RSP, as discussed under "General" above, and participants who transferred from noncontractual to contractual positions within Con-way, are awarded Con-way preferred stock as a substitute for cash dividends used for debt service on RSP debt. For 2006, these participants received Con-way preferred stock with a fair value of $80,210, as shown on the Statement of Changes in Net Assets Available for Benefits.

    (e) Participant Accounts

       A separate account is maintained for each participant of the Plan. Allocations of net Plan earnings are based upon participant account balances. The benefits to which participants are entitled are the benefits that can be provided from participants' vested accounts.

    (f) Vesting

       Participants are fully vested at all times in all contributions made to the Plan plus net earnings thereon.

    (g) Participant Loans

       The Plan had a loan provision allowing participants access to funds. Each participant could borrow from a minimum of $1,000 up to a maximum of $50,000 from the participant's fund account, reduced by the excess of the participant's highest outstanding loan balance during the one-year period on the day before the loan was made over the participant's current outstanding loan balance on the date of the loan. Loans do not exceed 50% of a participant's vested account balance (subject to administrative adjustment to assure compliance with the 50% limit). The loans are secured by the vested balance in the participant's account. Loans outstanding at December 31, 2006 were related to employees receiving long-term disability benefits and bear interest at rates ranging from 8.75% to 10.00%.

       In connection with the sale of MWF, as described above, a participant with an outstanding loan balance could either transfer the balance to a UPS-sponsored plan (if eligible for a UPS plan) or pay off the loan balance. If the loan was not paid off within 75 days, the loan was defaulted and offset against the participant's vested balance, in accordance with plan rules.

    (h) Distribution to Participants

       Employees became eligible for distribution in connection with the sale of MWF, as described above. Distributions are payable in the form of lump-sum payments or in a series of substantially equal annual installments.

    (i) Plan Termination

       Although it has not expressed any intent to do so, Con-way has the right under the Plan to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, Con-way shall direct the Trustee with respect to the distribution of accounts to or for the exclusive benefit of participants or their beneficiaries.

(2) Summary of Significant Accounting Policies

    (a) Basis of Accounting

       The accompanying financial statements have been prepared using the accrual method of accounting.

    (b) Financial Instruments

       The investments in the accompanying financial statements are stated at quoted market prices, which approximate fair value as of December 31, 2006 and 2005, except for (1) participant loans outstanding that are valued at cost, which approximates fair value and, (2) Con-way preferred stock, which does not have a quoted market value, and is stated at fair value as determined by an annual independent appraisal.

    (c) Investments

       The Plan offers various investments in securities that are generally exposed to various risks, such as interest-rate, credit and overall market-volatility risks. Due to the risk associated with certain investment securities, it is reasonably possible that the value of investment securities will change in the near term and that such changes could materially affect amounts reported in the Statement of Net Assets Available for Benefits.

    (d) Income Recognition

       The annual change in market value, including realized gains and losses, is reported in net appreciation in fair value of investments in the accompanying Statement of Changes in Net Assets Available for Benefits.

       Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Purchases and sales of securities are recorded on the trade-date basis.

    (e) Operating Expenses

       During 2006, all administrative expenses of the Plan were paid by Con-way.

    (f) Payment of Benefits

       Benefits paid to participants are recorded upon distribution.

    (g) Estimates

       Con-way makes estimates and assumptions when preparing the financial statements in conformity with U.S. generally accepted accounting principles. These estimates and assumptions affect the amounts reported in the accompanying financial statements and notes. Actual results could differ from those estimates.

(3) Investments

    The following investments represent 5% or more of the Plan's net assets.

                                                             December 31
                                                     --------------------------
                                                         2006          2005
                                                     ------------  ------------

Shares in registered investment companies:
     T. Rowe Price Growth Stock Fund, 76,057
       and 94,627 shares, respectively               $ 2,405,676   $ 2,687,396
     T. Rowe Price Equity Income Fund, 43,285
       and 56,791 shares, respectively                 1,279,071     1,472,020
     T. Rowe Price Science and Technology Fund,
       68,250 and 97,343 shares respectively           1,430,524     1,905,003
     T. Rowe Price International Stock Fund,
       zero and 44,709 shares respectively                    --       661,249
     Dodge & Cox International Stock Fund,
       16,303 and zero shares, respectively              711,795            --
Common trust funds:
     T. Rowe Price U.S. Treasury Money Market Trust,
       1,237,781 and 1,048,350 shares respectively     1,237,781     1,048,350
Con-way equity:
     Con-way Common Stock, 13,632 and 17,955 shares,
       respectively                                      600,375     1,003,527
     Con-way Preferred Stock, 3,780 and 4,146 shares,
       respectively                                      878,551     1,090,888



    During 2006, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:


               Shares in registered investment companies          $   964,420
               Common trust funds                                     122,375
               Con-way Common Stock                                  (182,028)
               Con-way Preferred Stock                               (122,408)
                                                                  -------------
                                                                  $   782,359
                                                                  =============

(4) Income Tax Status

    The Internal Revenue Service has determined and informed Con-way by a letter dated October 3, 2001, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (the Code). The Plan has been amended since receiving the determination letter. However, Con-way believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code. Therefore, Con-way believes that the Plan was qualified and the related trust was tax exempt as of the financial statement date.

(5) Related-Party Transactions

    Certain Plan investments are shares in funds managed by T. Rowe Price Trust Company, the Trustee as defined by the Plan. Therefore, these investments and investment transactions qualify as party-in-interest.

(6) Subsequent Event

    As of January 1, 2007, drivers of Con-way Truckload LLC ceased participation in the RSP and became eligible to participate in the Plan. In January 2007, approximately $1,200,000 of the drivers' account balances were transferred from the RSP to the Plan. Certain provisions of the Plan were amended to reflect the addition of active employees to the
    Plan:

    (a) Eligibility

       Eligibility is restricted to employees of Con-way Truckload LLC (CTL) who are classified as drivers. CTL drivers are eligible to participate in the Plan if the employee is not covered by a collective bargaining agreement, is not a leased employee or is not a nonresident alien. There are no age or service requirements for eligibility except that a supplemental employee must complete one year of service during which the employee works 1,000 hours.

    (b) Contributions

       Participants may contribute up to 50% of their eligible compensation, subject to certain limitations. Con-way makes matching contributions equal to 50% of the participants' contributions, but not exceeding 2.0% of the participants' eligible compensation. Con-way matching contributions are in the form of open-market purchases of Con-way Common Stock from cash contributions by Con-way.



    (c) Vesting

        Amounts attributable to matching contributions made after December 31, 2006, and amounts transferred from the RSP that are attributable to matching contributions under the RSP vest as follows:

            Period of Service         Percent Vested
            -----------------         --------------
            Less than 2 years              -0-
                 2 years                   40%
                 3 years                   60%
                 4 years                   80%
             5 or more years              100%


    (d) Participant Loans

       The Plan has a loan provision allowing participants access to funds. Loans can be no less than $1,000 and cannot exceed the lesser of $50,000 or 50% of a participant's vested account balance (subject to administrative adjustment to assure compliance with the 50% limit). Loans can be made for a term not to exceed 4-1/2 years. Principal and interest are paid ratably through payroll deductions.

    (e) Payments and Benefits

       Participants can receive a total distribution from their accounts upon death or termination of employment. Disabled participants can receive a
       partial   distribution   of   their   accounts,   excluding   matching
       contributions receive after January 1, 2002, provided they qualify for benefits under Con-way's long-term disability coverage. Other types of withdrawals are permitted by the Plan in limited situations. Participants can elect to have their accounts distributed in a single lump sum or in a series of substantially equal annual installments, as defined by the Plan. Distributions will be made in cash except that
       (1) participant   accounts  invested  in  Common  Stock  can,  at  the
       direction of the participant, be paid in shares and (2) participant allocations of Preferred Stock will be converted into shares of Common Stock and can, at the direction of the participant, then be paid in common shares or in cash.





                                                                     Schedule I

                              CON-WAY 401(K) PLAN
                                 EIN 94-1444798
                                  Plan No. 112
         Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

                              December 31, 2006


 Identity
 of issue
 borrower,        Description of investment
  lessor,          including maturity date,
or similar       rate of interest,collateral,                       Current
  party            par, or maturity value             Cost           value
----------      -----------------------------    --------------  --------------
                Shares in registered
                  investment companies:
*T.Rowe Price    Growth Stock Fund
                  (76,056.790 shares)            $    1,957,189   $   2,405,676
*T.Rowe Price    Equity Income Fund
                  (43,284.986 shares)                 1,059,521       1,279,071
*T.Rowe Price    Science and Technology
                  Fund (68,250.173 shares)            1,889,674       1,430,524
*T.Rowe Price    Small-Cap Stock Fund
                  (11,437.177 shares)                   324,655         391,495
*T.Rowe Price    Retirement 2005 Fund
                  (11,684.775 shares)                   125,823         135,660
*T.Rowe Price    Retirement 2010 Fund
                  (394.282 shares)                        5,824           6,257
*T.Rowe Price    Retirement 2015 Fund
                  (1,146.869 shares)                     13,264          14,187
*T.Rowe Price    Retirement 2020 Fund
                  (131.301 shares)                        1,930           2,278
*T.Rowe Price    Retirement 2025 Fund
                  (17,561.343 shares)                   179,188         225,839
*T.Rowe Price    Retirement 2030 Fund
                  (1,594.101 shares)                     25,999          29,634
*T.Rowe Price    Retirement Income Fund
                  (4,469.253 shares)                     54,419          58,681
Allianz Global
 Investors       PIMCO Total Return Fund
                  (37,177.359 shares)                   395,531         385,901
J.P. Morgan
 Investment
 Management,     Undiscovered Managers Small-Cap
 Inc.             Growth Fund (1,324.969 shares)         14,766          13,674
Dodge & Cox      Dodge & Cox International Stock
                  (16,303.131 shares)                   631,491         711,795

                Common trust funds:
*T.Rowe Price    Equity Index Trust
                  (11,550.473 shares)                   375,252         478,190
*T.Rowe Price    Bond Index Trust
                  (475.794 shares)                        9,664          11,134
*T.Rowe Price    U.S. Treasury Money Market
                  Trust (1,237,780.550 shares)        1,237,781       1,237,781
*T.Rowe Price    Retirement Strategy Trust -
                  Balanced (18,125.528 shares)          393,496         526,909

                Common stock:
*Con-way Inc.    Con-way Common Stock
                  (13,632.482 shares)                   407,721         600,375

                Preferred stock:
*Con-way Inc.    Con-way Preferred Stock
                  (3,780.179 shares)                    574,846         878,551

                Participant loans:
*Plan
 participants    Participant loans with interest
                  from 8.75% to 10.00% and maturity
                  dates from 2003 to 2004                    --          51,247
                                                                 --------------
                     Total investments                           $   10,874,859
                                                                 ==============


*Represents a party-in-interest transaction as of December 31, 2006.

Note: Cost is calculated using the historical rolling-average-cost method.


       See accompanying report of independent registered
                    public accounting firm.